

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 09, 2010

Mr. Roger Smith
Chief Financial Officer
Ur-Energy Incorporated
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

    Re: **Ur-Energy Incorporated**
        Form 20-F for the Fiscal Year Ended December 31, 2009
        Filed March 12, 2010
        File No. 1-33905

Dear Mr. Smith:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2009 filed March 12, 2010

Engineering Comments

General

1.   We note that your website refers to or uses the terms "measured," "indicated,"
        and "inferred," resources. If you continue to make references on your web site or
        press releases to reserve measures other than those recognized by the SEC, please
        accompany such disclosure with cautionary language comparable to the
        following:

> Cautionary Note to U.S. Investors -The United States Securities and
> Exchange Commission permits U.S. mining companies, in their filings
> with the SEC, to disclose only those mineral deposits that a company can
> economically and legally extract or produce. We use certain terms on this
> website (or press release), such as "measured," "indicated," and "inferred"
> "resources," which the SEC guidelines strictly prohibit U.S. registered
> companies from including in their filings with the SEC. U.S. Investors are
> urged to consider closely the disclosure in our Form 20-F which may be
> secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Information on the Corporation page 10

2.   We note the references to your company as a "development" stage company
        throughout your disclosure. As the company does not have a "reserve," it must be
        in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i)
        respectively. Please modify your disclosure accordingly, removing all references
        to "development" or "development stage."

3.   We note your disclosure of a non-National Instrument 43-101 compliant resource
        throughout your filing. With the passage of National Instrument 43-101 in
        Canada, disclosure using non-SEC reserve definitions and resource estimates is
        allowed for Canadian incorporated companies under the exception in Instruction 3
        to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource
        estimates that you disclose under this provision must meet the standards of
        National Instrument 43-101. Since you disclose that you cannot confirm that such
        information is in compliance with NI 43-101, you may need to remove disclosure
        of the related estimates.

Business Overview page 12

4.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing

5.   We note your disclosure of economic indicators in this section and throughout your filing that are based on resources and preliminary economic assessments. These estimates do not have a demonstrated economic viability as may be implied. Therefore, please remove the financial information developed and/or derived from the possible development of your resources. This would include your operating cash flow, operating costs, capital expenditures, net present value, and payback period. Please modify your filing accordingly.

6.   All mineral resources have the requirement of reasonable prospects for economic extraction. This requires the use of preliminary economic, mining, metallurgical, environmental, and pricing information to constrain your mineral envelope. Please ensure this basic information is disclosed for each of the resource estimates in your filing. This basic information should include tons, grade, cut-off grade, assumed metal price, mining recovery, and metallurgical recovery. For

simplicity, we suggest the tonnage and grade for your reserves and/or resources are listed in a table with the economic criteria listed as footnotes.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director